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Exhibit 99.1
CAUTIONARY STATEMENTS--ADDITIONAL IMPORTANT FACTORS TO BE CONSIDERED

     The Company's future results could differ materially from those discussed in this document. Factors that could contribute to such differences include, but are not limited to, the following:

RAPID TECHNOLOGICAL CHANGE. The software industry is characterized by rapid change and uncertainty due to new and emerging technologies. The pace of change has recently accelerated due to the Internet, on-line services, networking, and new programming languages. There can be no assurance that DRA will be successful in developing or acquiring product enhancements and new products necessary to keep pace with the changing technologies.

CUSTOMER ACCEPTANCE. While the Company performs extensive usability and beta-testing of its new products, user acceptance and market penetration rates ultimately dictate the success of development and marketing efforts. Ultimately, user acceptance can only be determined after the product goes into commercial distribution. The Company began commercial distribution of its next-generation system, Taos, in September 1999. The system is currently in use at several customer sites and the Company is closely monitoring, and soliciting customer feedback on, its performance in a production environment.

CONTRACTS WITH GOVERNMENTAL ENTITIES. A substantial portion of the Company's business is conducted with governmental entities. Both the award and execution of its governmental contracts are subject to numerous conditions, including the availability and appropriation of sufficient funding.

PRODUCT SHIP SCHEDULES. Because a substantial portion of the Company's revenues for each quarter is attributable to a limited number of orders and tends to be realized towards the end of each quarter, even short delays in new-product releases or delays in the customers' procurement processes can cause results to fluctuate substantially. Because of the complexities inherent in developing software products as sophisticated as those sold by the Company and the lengthy testing periods associated with such products, no assurance can be given that future product introductions by the Company will not be delayed. In the future, the Company's revenues will be increasingly dependent on sales of Taos, the core modules of which achieved general release in September 1999.

The Company's next-generation system, Taos, is in general release and is currently in use at several libraries. During the development of Taos, the Company has pursued contractual arrangements with library systems desiring to purchase Taos upon its completion. These contracts include terms that are modified from time-to-time by agreement between the parties, including terms with respect to the anticipated installation dates for the various modules of the Taos system, but libraries are not obligated to agree to such amendments. Due to delays in certain contractual installation schedules, the Company has placed one installation project on hold, has amicably terminated a contract with one customer and subsequent to the end of the fiscal year, received notice from one customer that it was considering terminating its contract with the Company. Subsequent to the end of the fiscal year, the Company received written notice from a large academic customer which has implemented Taos saying that is believes the Company to be in material breach of its agreement with the customer and giving the Company until January 4, 2000, to provide a definitive action plan for meeting certain functionality, performance and stabiliy requirements, in some cases by January 31, 2000, and in other cases by a date to be determined. The Company is reviewing these requirements and will work with the customer to reach a satisfactory resolution. While the Company believes that it will be able to substantially comply with the Taos installation schedules currently in place with its customers, a variety of factors could add additional delays in these projects. Such factors include the difficulties associated with incorporating rapid technological change into the Taos system, the Company's dependence on third-party suppliers, and the relative scarcity of qualified technical staff.
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COMPETITION. The library automation industry is highly competitive. A number of companies offer products that target the library automation market. DRA competes with software vendors whose products operate on Digital hardware platforms and software vendors whose products operate on different platforms. Certain of the Company's competitors have substantially greater financial, technical, marketing, and sales resources than DRA.

DEPENDENCE ON AND RELATIONSHIP WITH COMPAQ. Although DRA is moving away from a strong dependence on Compaq's Digital computers, a substantial portion of the Company's revenues are still derived from Compaq `s Digital hardware and licensing of the Company's software, which was originally designed to operate on Digital computers.

DEPENDENCE ON KEY PERSONNEL. DRA's continued success depends in large part on certain key personnel, including Michael J. Mellinger, its founder, President, and Chief Executive Officer. The loss of the services of Mr. Mellinger and the inability of the Company to attract and retain a suitable replacement could have a material adverse effect on the Company.

PRINCIPAL SHAREHOLDERS. Michael J. Mellinger and F. Gilbert Bickel III combined own in excess of 50 percent of the common stock outstanding. As a result, Mr.Mellinger and Mr. Bickel may be able to effectively control the outcome of certain matters requiring a shareholder vote.

POSSIBLE ACQUISITIONS. The Company may make acquisitions in the future. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations and products of the acquired companies, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no or little direct experience, and potential loss of key employees of the acquired companies.

YEAR 2000 PROBLEM See discussion above under Year 2000 Readiness Disclosure.